Mail Stop 3561

				July 12, 2005

Peter Wanner
Chief Financial Officer
First National Power Corporation
#219-227 Bellevue Way NE
Bellevue, WA 98004

		RE:	First National Power Corporation
			File No. 333-62588
			Form 10-KSB for the year ended December 31, 2004

Dear Mr. Wanner:

	We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 20, 2005. Our review resulted in the following accounting comments.

Form 10-K for the Year Ended December 31, 2004 ````````````````````````````````````````````````
1. We note your response to comment two of our letter dated May
25,
2005. Explain in detail why Mr. Mills resigned from the company. In addition, show us your disclosure to be included in your amended Form
10-KSB describing the transition from Capstone International, Inc.
to
First National Power.

2. We note your response to comment seven of our letter dated May
25,
2005. Explain to us if Mr. Mills received equity in the company upon forgiveness of the loans. We may have further comment.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.







		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. Peter Wanner
First National Power Corporation
July 12, 2005
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